VOTE ON INTERNET
Go to http://www.vstocktransfer.com/proxy
Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 pm Eastern Time on November 28, 2023.

CONTROL #

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE BY EMAIL
Mark, sign and date your proxy card and return it to vote@vstocktransfer.com

VOTE IN PERSON
If you would like to vote in person, please attend the Annual Meeting to be held at 3:00 P.M., Hong Kong Time, on November 29, 2023 (2:00 A.M., Eastern Time, on November 29, 2023) at 3/F, 8 Wyndham Street, Central, Hong Kong.

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Annual Meeting of Shareholders Proxy Card - Magic Empire Global Limited
3/F, 8 Wyndham Street, Central
Hong Kong

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL DIRECTOR NOMINEES, AND"FOR" ALL LISTED PROPOSALS.

Item 1 - By a resolution of members, to approve the re-appointment of five directors, Mr. Wai Ho Chan, Mr. Sze Hon Johnson Chen, Mr. Yiu Sing Chan, Mr. Chi Wai Siu and Ms. Ka Lee Lam, each to serve a term expiring at the next annual meeting of shareholders or until their successors are duly elected and qualified.

1a. Wai Ho Chan	☐ FOR	☐ AGAINST	☐ ABSTAIN
1b. Sze Hon Johnson Chen	☐ FOR	☐ AGAINST	☐ ABSTAIN
1c. Yiu Sing Chan	☐ FOR	☐ AGAINST	☐ ABSTAIN
1d. Chi Wai Siu	☐ FOR	☐ AGAINST	☐ ABSTAIN
1e. Ka Lee Lam	☐ FOR	☐ AGAINST	☐ ABSTAIN

Item 2 - By a resolution of members, to ratify the appointment of Marcum Asia CPAs LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2023.

☐ FOR ☐ AGAINST ☐ ABSTAIN

Item 3 - By a resolution of members, to amend and restate the Company's Memorandum and Articles of Association by adopting the Second Amended and Restated Memorandum and Articles of Association to create a new class of shares in the Company, such that the Company is authorized to issue a maximum number of 300,000,000 Ordinary Shares with a par value of US$0.0001 each and 300,000,000 Non-voting Ordinary Shares with a par value of US$0.0001 each, and to allow notice to be sent to a shareholder by publishing that notice and document on a website.

☐ FOR ☐ AGAINST ☐ ABSTAIN

Note: In her discretion, the proxy is authorized to vote upon any other matters which may properly come before the Annual Meeting, or any adjournment or postponement thereof.

Date	Signature	Signature, if held jointly
____________________	______________________________	______________________________

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT9999 90.00

MAGIC EMPIRE GLOBAL LIMITED

ANNUAL MEETING OF SHAREHOLDERS
ON NOVEMBER 29, 2023, AT 3:00 P.M. HONG KONG TIME
(NOVEMBER 29, 2023, AT 2:00 A.M., EASTERN TIME)

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE FOLLOWING PROXY IS BEING SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Sze Hon Johnson Chen as proxy with full power of substitution, to represent and to vote as set forth herein all the ordinary shares of Magic Empire Global Limited which the undersigned is entitled to vote at the Annual Meeting of Shareholders and any adjournments or postponements thereof, as designated below.
If no designation is made, the proxy, when properly executed, will be voted "FOR" in Item 1, 2 and 3.

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE

TEST ISSUE REF 1999